UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, October 5th , 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

     Banco Bradesco S.A. announces to its shareholders, clients and the market in general the approval of the Board of Director’s proposal submitted in the Special Stockholders’ Meeting, held on this date, at 4:00 p.m., changing the last day for the stockholders to exercise their stock subscription right from November 20th, 2006 to November 21st, 2006, as follows:

•
Increase the Capital Stock in the amount of R$1,200,000,000.00 by means of the issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock.

For this reason, the Bank clarifies that:

•
the stockholders are entitled to exercise their preemptive rights in the period from October 19th , 2006 to November 21th , 2006, in the proportion of 2.226746958% on the stockholding position held on this date (10.5.2006), on the same type of stocks;

•	the stockholders whose stocks are deposited at CBLC -Brazilian Clearing and Depositary Corporation, must exercise their rights at the respective depositor Brokerage Houses until November 16th , 2006;

•
the stockholders not intending to exercise their preemptive rights to the subscription may negotiate them at the BOVESPA – São Paulo Stock Exchange based on the market price until November 10th , 2006, through Bradesco S.A. Corretora de Títulos e Valores Mobiliários or another brokerage house of their preference;

•
the Subscription Reports will be available to the stockholders at Banco Bradesco’s branches from October 19th , 2006 to November 21th , 2006. For those with updated address in the Company’s records, a copy shall be sent by mail. The stockholders who wants to exercise his/her rights must hand in the filled Report at Bradesco’s branches until November 21th , 2006;

•
regardless of the date of delivery of the Subscription Report, the payment of 100% of the amount of the subscribed stocks will take place on December 7th , 2006, the same date for the payment of Complementary Interest on Own Capital and Dividends, and the stockholder must make an option for one of the forms provided for in the Subscription Report, as follows:

-
compensation of credit of Complementary Interest on Own Capital and Dividends previously mentioned. In this case, the exercise of the subscription right of the stocks will not result in any disbursement of resources on the account of the stockholders enrolled in the Bank’s registrations on this date (10.5.2006);

	-	debit in the checking account held in Banco Bradesco S.A.;

	-	check to the order of the referred Banco Bradesco;

•
in the event of remainders of stocks, after the term for the exercise of the preemptive right has elapsed, will be sold by means of an auction to be held on the São Paulo Stock Exchange, according to the conditions set forth in the Board of Director’s proposal and relevant legislation.

Right of the Subscribed Stocks – Entitled to Dividends and/or Monthly and possibly Complementary Interest on Own Capital to be declared as from the date of their inclusion in the stockholders’ position, which will take place after the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from the aforementioned date.

     These deliberations shall be effective after the necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.